*KH 3/29

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2013
REGISTRATIONS BRANCH
12

13014155

SECU ... SION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50433 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Asset Management & Servicing Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46, Suite 500
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy L. Smith (973) 352-0404 x207
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nisivoccia LLP
(Name – *if individual, state last, first, middle name*)

200 Valley Road, Suite 300 (Address) Mt. Arlington (City) NJ (State) 07856 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 3/29

# OATH OR AFFIRMATION

I, Timothy L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehensive Asset Management & Servicing, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President

Title

**Mary Ann Pandiscia**
**Notary Public of New Jersey**
**My Commission Expires**
**September 3, 2013**

Mary Ann Pandiscia

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

&

# COMPREHENSIVE CAPITAL MANAGEMENT, INC.

## CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2012

NISIVOCCIA LLP
Certified Public Accountants & Advisors

Mount Arlington Corporate Center
200 Valley Road, Suite 300
Mt. Arlington, NJ 07856
973-328-1825 | 973-328-0507 Fax

Lawrence Business Park
11 Lawrence Road
Newton, NJ 07860
973-383-6699 | 973-383-6555 Fax

# INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc. and
Comprehensive Capital Management, Inc.
2001 Route 46
Parsippany, NJ 07054

We have audited the accompanying consolidating statement of financial condition of Comprehensive Asset Management and Servicing, Inc. (an S Corporation) ("CAMAS"), and Comprehensive Capital Management, Inc. (a C Corporation) ("CCM") as of December 31, 2012, and the related notes to the consolidating statement of financial condition.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the consolidating statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidating statement of financial condition that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidating statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidating statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidating statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidating statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the consolidating statement of financial condition referred to above presents fairly, in all material respects, the financial position of Comprehensive Asset Management and Servicing, Inc. and Comprehensive Capital Management, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Nisivoccia LLP

Mount Arlington, New Jersey
February 19, 2013

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2012

| | CAMAS | CCM | ELIMINATIONS | TOTAL |
|---|---|---|---|---|
| Assets: | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ 516,171 | $ 67,473 | | $ 583,644 |
| Deposit with clearing broker-dealer | 110,000 | | | 110,000 |
| Commissions receivable | 944,795 | | | 944,795 |
| Fees receivable | | 37,006 | | 37,006 |
| Employee loan receivable | 49,626 | 42,283 | | 91,909 |
| Prepaid taxes | | 380 | | 380 |
| Prepaid expenses | 4,564 | 5,931 | | 10,495 |
| Other current assets | 3,161 | | | 3,161 |
| Total current assets | 1,628,317 | 153,073 | | 1,781,390 |
| Property and equipment, net | | 36,748 | | 36,748 |
| Due from stockholder | 1,369 | 174,160 | | 175,529 |
| Due from affiliates | 48 | 3,455 | $ (2,965) | 538 |
| Deferred income taxes | | 27,370 | | 27,370 |
| Security deposit | 6,663 | | | 6,663 |
| Total assets | $ 1,636,397 | $ 394,806 | $ (2,965) | $ 2,028,238 |
| Liabilities and stockholders' equity: | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued expenses | $ 69,578 | $ 39,775 | | $ 109,353 |
| Commissions payable | 1,231,837 | 35,414 | | 1,267,251 |
| Advanced reimbursements from representatives | 481 | | | 481 |
| Line of credit | 2,281 | | | 2,281 |
| Current portion of capital lease obligation | | 13,504 | | 13,504 |
| Note payable | | 50,000 | | 50,000 |
| Deferred revenue | | 48,533 | | 48,533 |
| Total current liabilities | 1,304,177 | 187,226 | | 1,491,403 |
| Due to affiliate | 2,965 | 15,000 | $ (2,965) | 15,000 |
| Capital lease obligation, net of current portion | | 9,544 | | 9,544 |
| Total liabilities | 1,307,142 | 211,770 | (2,965) | 1,515,947 |
| Stockholders' equity: | | | | |
| Common stock | 303,500 | 40,000 | (40,000) | 303,500 |
| Additional paid-in capital | 93,000 | 160,000 | (160,000) | 93,000 |
| Retained earnings (accumulated deficit) | (67,245) | (16,964) | 16,964 | (67,245) |
| Noncontrolling interest | | | 183,036 | 183,036 |
| Total stockholders' equity | 329,255 | 183,036 | | 512,291 |
| Total liabilities and stockholders' equity | $ 1,636,397 | $ 394,806 | $ (2,965) | $ 2,028,238 |

SEE INDEPENDENT AUDITORS' REPORT AND NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Comprehensive Asset Management and Servicing, Inc. ("CAMAS") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission and the Financial Industry Regulatory Authority. CAMAS operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain the CAMAS's customer accounts. CAMAS's clients are located primarily throughout the United States. CAMAS's primary operating facilities are located in Parsippany, New Jersey.

Comprehensive Capital Management, Inc. ("CCM") is a registered investment advisor subject to the regulation of the Securities and Exchange Commission. CCM provides investment management services to clients located throughout the United States. CCM operates pursuant to brokerage service agreements with broker-dealers, under which these brokers assume and maintain CCM's client accounts.

Principles of Consolidation

The companies have been consolidated under the *Consolidation of Variable Interest Entities* topic of the FASB Accounting Standards Codification that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. Accordingly, the accompanying financial statements include the accounts of CAMAS, the primary beneficiary, and CCM (collectively, the "Companies") which are operated under common control and ownership. The accounts of one other affiliate that qualifies as a variable interest entity is not consolidated due to the insignificant nature of this entity to the Companies' financial statements. Intercompany transactions have been eliminated in consolidation.

Use of Estimates / Significant Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results in the near term could differ from estimated amounts.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include accumulated depreciation and amortization, deferred revenue, deferred income taxes and various accrued expenses. Management periodically reviews these estimates and it is reasonably possible that management's assessment of these estimates may change based on actual results and other factors.

Revenue Recognition

Commission revenue and related commission expense for CAMAS are recorded on a trade-date basis as securities and other investment transactions occur.

Note 1 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

CCM's fee income is derived from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. Fees are billed and payable either annually or quarterly. Fifty percent of fees are non-refundable and earned when billed. The balance, which is refundable pro-rata in the event of early termination, is recognized over the term of the billing period. Deferred revenue at December 31, 2012, represents investment advisory fees billed in excess of amounts earned. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are billable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Companies consider all short-term investments with an original maturity of three months or less to be cash equivalents. Included in these amounts at December 31, 2012 is $22,921 and $17,019 of funds held by clearing broker-dealers on behalf of CAMAS and CCM, respectively. These amounts result from the broker-dealer's collection of customer fees and commissions for each Company's account.

Commissions Receivable

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectability of the amounts, and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances. Management reviews commission receivables on a monthly basis to determine what items, if any, are past due.

The Companies are engaged in various trading, brokerage and financial planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Companies may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Companies' policy to review, as necessary, the credit standing of each counterparty.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of CAMAS are recorded on a trade date basis. CAMAS and CCM do not take possession of customers' securities or commodities.

Concentrations of Credit Risk

The Companies maintain their cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Companies have not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk related to cash.

Note 1 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), *Fair Value Measurements and Disclosures*, fair value is defined as a market-based measurement, not an entity-specific measurement. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the assets or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market (or in its absence, the most advantageous market) for the asset or liability.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value focuses on the price that would be received to sell the asset or paid to transfer the liability regardless of whether an observable market price existed (an exit price). An exit price valuation will include margins for risk even if they are not observable. As the Companies are released from risk, the margins for risk will also be released through net realized capital gains (losses) in net income. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices from identical assets or liabilities in active markets that the Companies have the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liabilities
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities measured at fair value are based on one or more of three valuation techniques:

- Market approach – prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
- Cost approach – amount that would be required to replace the service capacity of an asset (i.e. replacement cost);

Note 1 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

- Income approach – techniques that convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. For some assets and liabilities, observable market transactions or market information may be available. For other assets and liabilities, observable market transactions and market information might not be available. When a price for an identical asset or liability is not observable, a reporting entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market-based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk. As a result, a reporting entity's intention to hold an asset or settle or otherwise fulfill a liability is not relevant when measuring fair value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2012.

*Cash and cash equivalents, commissions and fees receivable, employee loan receivable, other current assets, due from stockholders and affiliates, accounts payable and accrued expenses, commissions payable and other current liabilities:* The carrying amounts approximate fair value because of the short term maturity of these instruments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Companies believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Property and Equipment

The Companies review the recoverability of its long-lived assets on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of FASB Accounting Standards Codification, *Accounting for the Impairment of Disposal of Long-Lived Assets.* The assessment for potential impairment is based primarily on the Companies ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Companies believe that no such events or changes have occurred.

Property and equipment are recorded at cost. Major renewals and betterments are capitalized whereas, maintenance, minor repairs and replacements, which do not improve or extend the lives of the respective assets, are expensed as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Companies recognize the amount of taxes payable or refundable for the year. Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

The Companies adopted FASB Accounting Standards Codification, *Income Taxes.* The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect of this change in accounting principle was immaterial.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

The Companies recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in our consolidated statements of operations.

CAMAS has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws. Under those provisions, CAMAS does not pay any significant federal or state income taxes. The stockholders include their allocable share of CAMAS' taxable income or loss on their individual federal and state income tax returns.

CAMAS, a subchapter S corporation, has the tax position that it is a pass-through entity for all applicable jurisdictions. As a pass-through entity, the income tax is attributable to the owners and any income tax amounts due to or from each jurisdiction is classified as transactions with the owners. The Company is under regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns. Management believes that the pass-through status would be sustained upon examination.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred income taxes are recognized by CCM on temporary differences in the amount of assets and liabilities for income tax and financial reporting purposes. The principal sources of the differences are different methods of recognizing depreciation and amortization for financial accounting and income tax purposes. Deferred income taxes are classified as current or non-current depending on the classification of the assets or liabilities to which they relate. Management provides for a valuation allowance based on its evaluation of the realization of such deferred tax benefits. The allowance is periodically adjusted for changes in managements' estimates of the ultimate realization of these benefits.

The Companies file income tax returns in the United States federal and New Jersey state jurisdictions. The Companies are no longer subject to income tax examinations at any time within three years from the latest filing date for federal and four years from the latest filing date for New Jersey.

Commissions Expense

Commissions and related clearing expenses for CAMAS are recorded on a trade date basis as securities transactions occur. Commission expenses for fees produced by registered representatives of CCM are deferred and recognized as earned by the representatives. Prepaid commissions consist of commissions paid to sales representatives for annual contracts upon renewal. Prepaid commissions are recognized as commission expense ratably over the remaining life of the contract.

Risk Management

CCM does not guarantee their clients a profit on funds managed. The client signs a management account agreement indicating whether they decide to use risk reduction, tactical asset allocation, or timing services offered by CCM. The agreement also indicates that client's funds will fluctuate with market forces.

Advertising Costs

Advertising costs are charged to promotion and marketing expense as incurred. Advertising costs charged to promotion and marketing expense for CAMAS and CCM for the year ended December 31, 2012 are $70,249 and $1,385, respectively.

Subsequent Events

Management has reviewed subsequent events and transactions that occurred after the balance sheet date through the date of the auditors' report and the date of issuance. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no unrecognized subsequent events that require additional disclosure.

Note 1 - Summary of Significant Accounting Policies (continued)

New Pronouncements

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurements*. The provisions of the guidance result in applying common fair value measurement and disclosure requirements in both United States generally accepted accounting principles and International Financial Reporting Standards. The amendments primarily change the wording used to describe many of the requirements in generally accepted accounting principles for measuring and disclosing information about fair value measurements. The guidance is effective for annual periods beginning after December 15, 2011. The adoption of the guidance did not have a material effect on the Company's business, financial position, results of operations or liquidity.

In February of 2013, the FASB issued ASU 2013-03 which amended its guidance regarding the applicability of fair value disclosures to nonpublic entities. The requirement to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3) does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The amendments in the pronouncements, which are effective upon release of the standard, affect nonpublic entities that have total assets of $100 million or more or that have one or more derivative instruments.

Note 2 - Property and Equipment

Property and equipment as of December 31, 2012 consists of the following:

| | Estimated Useful Life | CAMAS | CCM | Total |
|---|---|---|---|---|
| Property and equipment | 5 | | $ 107,170 | $ 107,170 |
| Less: Accumulated depreciation | | | (70,422) | (70,422) |
| | | $ - | $ 36,748 | $ 36,748 |

Depreciation expense for CCM for the year ended December 31, 2012 was $6,964.

Note 3 - Net Capital Requirements

CAMAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2012, CAMAS had net capital of $245,454 which was $158,311 in excess of its required net capital of $87,143. CAMAS's ratio of aggregated indebtedness to net capital at December 31, 2012 was 5.33 to 1, which is less than the maximum allowable ratio at the date of 15.00 to 1.

Note 4 - Commitments

Capital Lease

During 2010, CCM entered into a capital lease for computer equipment, which expires in September 2014. The assets and liabilities under capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets.

The following is summary of property held under capital lease (included in Note 2) as of December 31, 2012:

| | |
|---|---|
| Property and equipment | $ 50,286 |
| Less accumulated depreciation | (15,387) |
| | $ 34,899 |

Included in depreciation expense on the consolidating statement of income is depreciation of equipment acquired under capital lease of $5,029 for the year ended December 31, 2012.

Future minimum lease payments due under capital lease are as follows:

| Year Ending December 31, | |
|---|---|
| 2013 | $ 15,447 |
| 2014 | 11,585 |
| Total minimum lease payments | 27,032 |
| Less amount representing interest | (3,984) |
| Present value of minimum lease payments | $ 23,048 |

Operating Leases

At December 31, 2012, CAMAS is obligated under an operating lease for office facilities, which expires during June 2013. The minimum monthly rent requirement is $14,751. CAMAS is also liable for its proportionate share of increases in operating costs and real estate taxes.

Future minimum annual lease payments are as follows:

| Year Ending December 31, | |
|---|---|
| 2013 | $ 88,505 |
| | $ 88,505 |

Note 4 - Commitments (continued)

CAMAS has leased part of its office facilities to three subtenants, on a month-to-month basis, at an aggregate monthly rent of approximately $4,000. Rent expense for office facilities, net of sublease income of $51,000, was $138,894 for the year ended December 31, 2012.

At December 31, 2012, CCM is obligated under an operating lease for office furniture and equipment which expires during June 2014. Minimum monthly lease payments are $1,359. Minimum annual lease payments are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2013 | $ | 16,308 |
| 2014 | | 8,154 |
| | $ | 24,462 |

Note 5 - Line of Credit

CAMAS has an available line of credit with a maximum amount of $100,000. The outstanding balance as of December 31, 2012 is $2,281 and is due on demand. Interest accrues at 3.5% per annum. The line is secured by the Company's personal property and renews every October. Interest expense related to this line of credit was $100 for the year ended December 31, 2012.

Note 6 - Related Party Transactions

CAMAS is a party to expense reimbursement agreements with CCM and other business entities, the ownership of which is the same as CAMAS. CAMAS provides the use of its office facilities, and managerial, administrative and professional services to these affiliates. The joint expenses and costs are allocated to each entity based on management's estimates of use. The expenses and costs incurred and reimbursed to CAMAS from CCM and CBS during 2012 was $215,000 and $6,000, respectively.

The total amount reimbursed to CAMAS is reported as an unallocated reduction of expenses, all of which have been reflected in the accompanying consolidating statement of income.

Obligations to and from affiliates result from cash advances, which are non-interest bearing and due on demand. At December 31, 2012, CAMAS had obligations due to CCM of $2,965.

As of December 31, 2012, CCM had an obligation due to another affiliate of $15,000.

During the year ended December 31, 2012, CAMAS advanced its majority stockholder $1,369. During the same period, CCM advanced its majority stockholder $121,500. The respective outstanding balances due from stockholders of CAMAS and CCM as of December 31, 2012 were $1,369 and $174,160. Such advances are non-interest bearing. These advances are unsecured and due on demand.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Continued)

Note 7 - Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2012 in the statement of income is as follows:

| | CAMAS | CCM | Total |
|---|---|---|---|
| Current: | | | |
| Federal | | | |
| State | $ 4,391 | $ 3,145 | $ 7,536 |
| Deferred: | | | |
| Federal | | (18,390) | (18,390) |
| State | | (2,180) | (2,180) |
| Total | $ 4,391 | $ (17,425) | $ (13,034) |

Deferred taxes for CCM as of December 31, 2012 consist of:

| | Federal | State | Total |
|---|---|---|---|
| Deferred tax asset (long-term) | $ 42,140 | $ 11,880 | $ 54,020 |
| Valuation allowance | (19,350) | (7,300) | (26,650) |
| Net deferred tax asset (long-term) | $ 22,790 | $ 4,580 | $ 27,370 |

CCM believes a valuation allowance of approximately 50% and 0% of deferred tax assets for NOLs and deferred tax assets for depreciation and amortization, respectively, are appropriate for the year ended December 31, 2012. The change in the valuation allowance for the year ended December 31, 2012 was an increase of $26,650. Deferred tax assets for depreciation and amortization are primarily the result of differences between tax and book depreciation and amortization. Accordingly, CCM has recorded a tax benefit for the year ended December 31, 2012 of $27,370. CCM has net operating loss carry-forwards for federal and state taxes of approximately $155,000 and $162,000, respectively. Federal net operating losses are set to expire in 2032, state net operating losses are set to expire in 2019.

Note 8 - Profit Sharing Plan

CAMAS sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. CAMAS may, at its discretion, contribute to the plan. Discretionary contributions totaling $307 were made for 2012.

Note 9 - Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2012 include deposits with clearing broker-dealers of $110,000 and commission's receivable of $944,795. CAMAS clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

Note 10 - Indemnifications

In the normal course of its business, the Companies indemnify and guarantee certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Companies or its affiliates. The Companies also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 11 - Commitments and Other Contingencies

Comprehensive Capital Management Inc. ("CCM") is currently involved in a number of litigation cases with certain former clients and non-clients claiming breach of contract, breach of fiduciary duty, negligent supervision, all in connection with the alleged misappropriation of assets by a former employee. The Company intends to defend its position vigorously. As of the date of these financial statements no amounts have been accrued as the probability of prevailing and any potential damages cannot be determined.